Exhibit 99.2

 1  Providing Material in the U.S. for a Sustainable Planet  MANAGING DIRECTOR PRESENTATION  Li  B  3 November 2023  : IONR  www.ioneer.com  ASX : INR

 2  This presentation has been prepared as a summary only and does not contain all information about ioneer Ltds (ioneer or the Company) assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to ioneer’s securities. The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future.   ioneer does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by ioneer are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Investors should make and rely upon their own enquiries before deciding to acquire or deal in the Company's securities.  Forward Looking Statements  Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.  For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels. These variations may materially affect the timing or feasibility of particular developments.   Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.   ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of ioneer only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.   Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public reports titled “Rhyolite Ridge Ore Reserve Increased 280% to 60 million tonnes” dated 30 April 2020 and “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate Underscores growth potential for U.S. supply chain” dated 26 April 2023, released on ASX. Further information regarding the Mineral Resource estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.   In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “ioneer Delivers Definitive Feasibility that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project” dated 30 April 2020. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  No offer of securities  Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell ioneer securities in any jurisdiction or be treated or relied upon as a recommendation or advice by ioneer.   Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by ioneer.   Lithium Carbonate Equivalent   The formula used for the Lithium Carbonate Equivalent (LCE) values quoted in this presentation is: LCE = (lithium carbonate tonnes produced + lithium hydroxide tonnes produced * 0.880   Note  All $’s in this presentation are US$’s except where otherwise noted.  Disclaimer

 3  In final stage of federal permitting process  Permitting  Binding agreements with Ford (SK), PPES (Toyota / Panasonic) and EcoPro  Partnerships  US$490 million conditional financing from Sibanye-Stillwater  Funded  US$700 million conditional loan from U.S. Dept of Energy Loan Programs Office  Debt  State of the art facility with construction set to commence upon permitting approval  Engineering  Multi-generational scale potential with 3.4Mt LCE Mineral Resource Estimate1   Organic growth  What Differentiates Ioneer from other emerging lithium companies  1 Mineral Resource Estimate, 26 April 2023

 4  Detailed Engineering is ready

 5  Ore Handling/ Sizing and Storage  SulphuricAcid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation/ Crystallization  Engineering rendering of the Rhyolite Ridge Processing Plant  Proposed Rhyolite Ridge Process Plant

Commitment to Sustainability

DESIGNED TO MINIMISE IMPACT ON THE ENVIRONMENT

Low Emissions	• Majority of on-site power from CO^2-free energy production, low greenhouse gas emissions. • Mobile equipment meets Tier 4 EPA standards
Low Water Usage	• Project design implements best-in-class water utilization while recycling the majority of water usage. • Expected to use 30x less water per tonne than existing U.S. production
Small Mine Footprint	• No evaporation ponds or tailings dam
Efficient Equipment	• Generating all power on-site. • Automation of mine haulage equipment
Commitment to Sustainability	• All baseline studies for EIS completed over 2 years. • Ongoing commitment to the environment and the protection and conservation of Tiehm's buckwheat • Implementation of TSM[1] ESG program

6 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

Permitting (NEPA) Process

Director of the DOE Loan Programs Office Jigar Shah "said the loan is intended to 'provide assurances to equity investors' that the administration believes the project has 'a pathway forward' to obtaining the permit." (The Electric 18/01/2023)

Pre-permitting

2016
Acquired initial interest in Rhyolite Ridge Project

2017
Exercised option to acquire interest

2018
Notice level (BLM-permitted) exploration drilling activity

Permitting Process

2019
Commenced environmental baseline studies

2020
Held pre-application meetings with BLM

2020
Submitted Mine Plan of Operations to BLM and BLM contracted Stantec to prepare and complete EIS

Mid 2021
Received
1) Air Quality and
2) Water Pollution Control permits from Nevada

June 2022
Submitted revised Mine Plan of Operations that incorporated additional key commitments relating to buckwheat conservation

Dec 2022
Listing of Tiehm's buckwheat and designation of critical habitat under Endangered Species Act

Dec 2022
Publication of Notice of Intent by BLM

Jan - Mar 2023
Public scoping comment period

Expected Q4 2023*
Draft Environmental Impact Statement Issued

Expected Q1 2024*
Final EIS Published (30-day review period)

Expected Q2 2024*
Record of Decision Issued by BLM

Expected 2026*
Rhyolite Ridge Commences Operations

NEXT KEY PERMITTING MILESTONE IS THE PUBLISHING OF THE DRAFT ENVIRONMENTAL IMPACT STATEMENT

* All future dates subject to change without notice

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ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 8  Four areas aimed at increasing lithium production:  High boron-lithium  Current 26-year mine plan based on only 41% of Hi-B Resource  B5 and L6 zones  Low boron-lithium  M5, S5 and L6 zones  Already in mine plan for stockpiling  Evaluation of processing options is underway  North Basin  4x larger than South Basin footprint  Leach tests in progress  Well defined by gravity and historic drilling  Other Projects  Non-Rhyolite Ridge  Existing tenements  Lithium and Boron  1   2   3   4   WITHIN INITIAL MINE PLAN FOOTPRINT  Near Term  Medium Term  Long Term  Key Growth Opportunities

South Basin Mineralisation Types

Type 1	Type 2	Type 3
High Boron-Lithium **SEARLESITE**	**Low Boron-Lithium** **HIGH-CLAY**	**Low Boron-Lithium** **LOW-CLAY**
157Mt Resource[1] 60Mt Ore Reserve[2]	75Mt Resource[1]	128Mt Resource[1]
Acid Leachable Metallurgical tests and Pilot Plant	Acid Leachable Metallurgical tests	Acid Leachable Metallurgical tests
Supports DFS and phase one processing facility design	Stockpiled in phase one mine plan Treated as waste in DFS	Stockpiled in phase one mine plan Treated as waste in DFS
26 years initial mine life 22Kt Li Carb, 174Kt boric acid p.a.	Potential lithium output increase Existing offtake partner demand	Potential lithium output increase with low capex via phase one process plant
Binding Offtakes - Ford, Toyota/Panasonic (PPES), EcoPro	Flow sheet to be finalised	Flow sheet to be finalised Potential blend with Type 1

TOTAL MINERAL RESOURCE – 360MT CONTAINING 3.4MT OF LITHIUM CARBONATE AND 14.1MT OF BORIC ACID

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ioneer | Nasdaq : IONR | ASX : INR | www.ioneer.com

[1] Mineral Resource Estimate, 26 April 2023
[2] Ore Reserve Estimate, 20 April 2020

10  Recent Activities  : IONR  www.ioneer.com  ASX : INR

 11  Recent Activities  : IONR  www.ioneer.com  ASX : INR

 12  Why ioneer  The Right Products  Lithium carbonate and boric acid  The Right Location  Positioned to serve the U.S. EV battery supply chain  An Experienced Team  With a proven track record  Expansion PotentialWith significant organic growth potential  Third Party ValidationU.S. DOE, Sibanye-Stillwater, Ford Motor, PPES, EcoPro   Clear Path to Production  Engineering 70% Complete, Conditional funding, 2 of 3 permits  Plug in to the Future

 13  13  : IONR  www.ioneer.com  ASX : INR  www.ioneer.com. ir@ioneer.com